Exhibit 99.1

BON Announces $22 Million Distribution Agreement for Weight Loss Products with Beijing Huahai Keyuan Technology Co., Ltd

XI’AN, China, July 21, 2025 (PR NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural health and personal care industries, today announced it has entered into a non-exclusive sales distribution agreement with Beijing Huahai Keyuan Technology Co. Ltd. (“Huahai Keyuan”). The term of the agreement is 36 months with a total contract value of US$22 million. Pursuant to the agreement, Huahai Keyuan will sell and distribute Bon’s natural weight loss product line across China and Southeast Asia.

What sets BON apart is not only the science behind its formulation but also its exceptional user compliance. By eliminating the need for drastic lifestyle changes, BON ensures that users can stay on track with ease—making long-term weight management more achievable than ever.

BON’s newly launched weight management products feature a compound formula centered on “prebiotics + postbiotics” — an innovative formulation representing a major advancement in the weight loss sector. Its defining innovation lies in delivering significant, reliable weight loss results without requiring restrictive dieting. This unique combination of demonstrated efficacy, consumer convenience, and innovative formulation positions BON’s new weight management range to potentially capture meaningful interest within the growing health and wellness sector.

Yongwei Hu, Chairman and CEO of BON, commented: “As a global participant in ‘prebiotics + postbiotics’ health solutions, we’re thrilled to introduce our new line of advanced, sustained-action weight management supplements. We are excited to partner with Huahai Keyuan. As a leading health enterprise in China, Huahai Keyuan specializes in marketing original health products and has an impressive track record in expanding markets and building strong brands. Our collaboration with Huahai Keyuan positions us to enter into China’s large and fast-growing weight management market. Together, we aim to contribute to the industry’s development, pursue strategic growth opportunities, and create long-term value for our shareholders.”